SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 20 April, 2007

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Annual Report on Form 20-F dated 20 April, 2007

99.1

                           InterContinental Hotels Group PLC
                            2006 Annual Report on Form 20-F

Date of Notification
20 April 2007

InterContinental  Hotels Group PLC filed its annual  report on Form 20-F for the year  ended  December  31,  2006 with the SEC on March 30,  2007.  The Form 20-F including  complete audited  financial  statements may be found on the company's website http://www.ihg.com/investors.

Shareholders may request a hard copy free of charge from the address below:

Company Secretariat
InterContinental Hotels Group PLC
67 Alma Road
Windsor
Berkshire SL4 3HD
United Kingdom

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	20 April, 2007